Deere & Company

Law Department

One John Deere Place, Moline, IL 61265 USA

Phone: 309-765-5161

Fax (309) 749-0085 or (309) 765-5892

Email: DaviesToddE@JohnDeere.com

Todd E. Davies

Corporate Secretary &

Associate General Counsel

28 October 2020

Division of Corporation Finance
Office of Technology

Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Melissa Kindelan
Senior Staff Accountant

Eiko Yaoita Pyles
Staff Accountant

Subject:	Deere & Company
Form 10-Q for the Quarterly Period Ended August 2, 2020
Filed August 27, 2020
Commission File No. 001-04121

Dear Ms. Kindelan and Ms. Pyles:

Deere & Company (“Deere” or the “Company”) has received the response from the Division of Corporation Finance of the Securities and Exchange Commission, dated October 15, 2020, pertaining to the Company’s response to the earlier comment on the Company’s Form 10-Q for the quarterly period ended August 2, 2020. As you know, we are working on the Company’s response and we respectfully request additional time to complete this review. We anticipate responding on or before November 12, 2020.

Sincerely,

/s/ Todd E. Davies

Todd E. Davies
Corporate Secretary